Exhibit 99.1

For immediate release

Alcon Launches AcrySof® ReSTOR® Apodized Diffractive IOL

Revolutionary Apodized Diffractive Technology Provides Highest Level of Freedom from Glasses

FORT WORTH, Texas - April 25, 2005 - Alcon, Inc., (NYSE: ACL) announced the launch of the AcrySof® ReSTOR® Intraocular Lens (IOL) at a press conference during the American Society of Cataract and Refractive Surgery (ASCRS) and the American Society of Ophthalmic Administrators (ASOA) Symposium in Washington, D.C.

Approved on March 21, 2005 by the U. S. Food and Drug Administration (FDA), AcrySof® ReSTOR® is the first and only IOL that uses apodized diffractive technology to provide cataract patients with and without presbyopia a quality range of vision. In clinical trials, 80 percent of patients reported “never” wearing reading glasses or bifocals following bilateral cataract surgery. The vast majority of patients who undergo cataract surgery today receive traditional IOLs, which typically require patients to use reading glasses or bifocals for near vision following surgery.

The AcrySof® ReSTOR® lens is a foldable IOL that represents breakthrough technology because of its unique, patented optic design, which allows patients to experience the highest level of freedom from glasses ever achieved in IOL clinical trials. The AcrySof® ReSTOR® IOL uses a combination of three complementary technologies: apodization, diffraction and refraction, to allow patients to experience a full range of high-quality vision without the need for reading glasses or bifocals. This range of vision without glasses is achieved through the optical properties of the IOL. The benefit for patients is a high level of spectacle freedom. Alcon has patented the application of apodization technology to an IOL, making the AcrySof® ReSTOR® lens the first and only apodized diffractive IOL.

“In almost 40 years, the three most important developments in ophthalmic surgery have been phacoemulsification, the IOL and the AcrySof® ReSTOR® IOL,” said Richard Mackool, MD, clinical investigator of the AcrySof® ReSTOR® IOL and Director of The Mackool Eye Institute and Laser Center and Senior Attending Surgeon at The New York Eye and Ear Infirmary. “The AcrySof® ReSTOR® IOL is not only an innovative way to replace the human lens, but it most accurately restores the vision achieved with a normally functioning natural lens. It is the last piece of the puzzle that leads to better vision without glasses for the vast majority of patients.”

AcrySof® ReSTOR® IOL does not rely on the ciliary muscle, which weakens with age, to enable the eye to quickly change focus to see objects at near, intermediate and far distances. This allows 80 percent of cataract patients with and without presbyopia (age-related vision loss) the ability to see clearly without the aid of glasses or bifocals.

“Once I received the AcrySof® ReSTOR® IOL, I was free of glasses,” said Susan Byrne, New York resident and clinical trial patient. “It gave me the vision I had when I was in my 20’s. Being able to see clearly without glasses is amazing and has truly changed my life.”

Clinical trials were conducted in the United States and Europe to establish the safety and effectiveness of the AcrySof® ReSTOR® IOL. A total of 566 people received the AcrySof® ReSTOR® lens in the clinical trials. The mean patient age in the studies was 69. Since its introduction outside the U.S. in 2003, more than 11,000 AcrySof® ReSTOR® IOLs have been implanted in patients by more then 900 surgeons in Europe and in other countries.

Alcon has begun training U.S. surgeons on the new lens and shipments will begin in early-May. Many factors should be taken into consideration when choosing an IOL, so patients should consult with their ophthalmologist to determine if the AcrySof® ReSTOR® IOL is right for them. Due to current insurance and Medicare coverage, this IOL may not be available to all patients.

About AcrySof® ReSTOR® IOL

The AcrySof® ReSTOR® IOL features a unique, proprietary apodized diffractive optic design that provides the ability to focus images from various distances correctly on the retina without mechanical movement of the lens. This optic design results in an increased range of quality vision that delivers a high level of spectacle freedom. Apodization improves image quality by optimizing light energy delivered to the retina by distributing the appropriate amounts of light to near and distant focal points, regardless of lighting situation. This new IOL is particularly well-suited for patients who wish to reduce their dependency on reading glasses and bifocals once their cataractous lens is removed.

The AcrySof® ReSTOR® IOL is based on the AcrySof® design and material platform. AcrySof lenses are the fastest growing and most frequently implanted lenses in the world, with more than 21 million implants since its introduction in the early 1990s.

About Cataracts

A cataract is a “clouding” of the eye’s natural lens, which results in blurred or defocused vision. According to a recent article published in the Archives of Ophthalmology, more than 20 million adults in the U.S. have developed cataracts making it the number one cause of poor vision in the United States. While not all cataracts require surgery, nearly three million cataract procedures are performed annually in the U.S. Cataracts cannot be prevented and are the leading cause of treatable blindness worldwide. According to the National Eye Institute, the number of Americans with cataracts is expected to increase to over 30 million people by the year 2020.

About Alcon

Alcon, Inc. is the world’s leading eye care company with sales exceeding $3.9 billion in 2004. Global sales of its intraocular lenses, primarily the AcrySof® family of lenses, totaled more than $580 million in 2004. Alcon, which has been dedicated to the ophthalmic industry for over 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye. For more information on Alcon, Inc., visit the company’s Web site at www.alconinc.com.

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Caution Concerning Forward-Looking Statements. This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, competition from other drugs already on the market or competitive drugs that reach the market in the future, challenges inherent in new product manufacturing and marketing, developments in legal cases and government regulation and legislation. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules an regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:

Tracy Bone – Porter Novelli Public Relations 312-856-8814

Doug MacHatton – Alcon Investor Relations and

Strategic Corporate Communications 800-400-8599

www.alconinc.com